# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EASTERN CO, CIK 0000031107
CUSIP: 276317104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 112 Bridge Street, Naugatuck, Connecticut (CT), 06770
Date of event which requires filing of this statement: 03/16/2026
Filed by CIK 0000887762
Persons authorized to receive notices and communications: James A. Mitarotonda, Barington Companies Management, LLC, 888 Seventh Avenue, 17th Floor, New York, New York (NY), 10019, (212) 974-5700

## Reporting persons
- Barington Companies Equity Partners, L.P. (CIK 0001107149): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 642,342; shared voting power 0; sole dispositive power 642,342; shared dispositive power 0; aggregate amount beneficially owned 642,342 (10.6% of the class)
- Barington Companies Investors, LLC (CIK 0001324904): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 642,342; shared voting power 0; sole dispositive power 642,342; shared dispositive power 0; aggregate amount beneficially owned 642,342 (10.6% of the class)
- Barington Companies Management, LLC (CIK 0000887762): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 642,342; shared voting power 0; sole dispositive power 642,342; shared dispositive power 0; aggregate amount beneficially owned 642,342 (10.6% of the class)
- Barington Capital Group, L.P. (CIK 0000880915): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 642,342; shared voting power 0; sole dispositive power 642,342; shared dispositive power 0; aggregate amount beneficially owned 642,342 (10.6% of the class)
- LNA Capital Corp. (CIK 0001324903): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 642,342; shared voting power 0; sole dispositive power 642,342; shared dispositive power 0; aggregate amount beneficially owned 642,342 (10.6% of the class)
- James A. Mitarotonda (CIK 0001254583): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 686,853; shared voting power 0; sole dispositive power 686,853; shared dispositive power 0; aggregate amount beneficially owned 686,853 (11.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: EASTERN CO
Address of issuer's principal executive offices: 112 Bridge Street, Naugatuck, Connecticut (CT), 06770
Comment: This Amendment No. 10 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 30, 2014, as amended by that certain Amendment No. 1 filed on February 6, 2015, Amendment No. 2 filed on February 23, 2015, Amendment No. 3 filed on March 9, 2015, Amendment No. 4 filed on March 27, 2015, Amendment No. 5 filed on April 13, 2015, Amendment No. 6 filed on August 5, 2015, Amendment No. 7 filed on September 14, 2015, Amendment No. 8 filed on May 23, 2017 and Amendment No. 9 filed on November 24, 2021 (collectively, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, no par value (the "Common Stock"), of The Eastern Company, a Connecticut corporation (the "Company" or "Eastern"). The principal executive offices of the Company are located at 112 Bridge Street, Naugatuck, Connecticut 06770.

## Item 2. Identity and Background
Name of person filing:
Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Capital Group, L.P., LNA Capital Corp., and James A. Mitarotonda (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

As of the close of business on March 16, 2026, the Reporting Entities are the beneficial owners of, in the aggregate, 686,853 shares of Common Stock, representing approximately 11.36% of the 6,041,767 shares of Common Stock reported by the Company to be issued and outstanding as of February 15, 2026 in its Form 10-K filed with the Securities and Exchange Commission on March 3, 2026 (the "Issued and Outstanding Shares").

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 6th Floor, New York, New York 10019.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC, is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 6th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

Barington Companies Management, LLC, a Delaware limited liability company, is the investment adviser of Barington Companies Equity Partners, L.P. The principal business of Barington Companies Management, LLC is to provide investment advisory services to Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Management, LLC is 888 Seventh Avenue, 6th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Management, LLC.

Barington Companies Investors, LLC and Barington Companies Management, LLC are majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 6th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 6th Floor, New York, New York 10019. James A. Mitarotonda, a United States citizen, is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on the signature page and incorporated herein by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 6th Floor, New York, New York 10019.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the last Statement, the Reporting Entities purchased an aggregate of 41,151 shares of Common Stock through open market transactions and pursuant to the Eastern Company's Directors Fee Program. The amount of funds expended for purchases of Common Stock was approximately $1,578,352.18 by Barington Companies Equity Partners, L.P. All transactions effected during the past sixty days are described in the Schedule attached hereto and incorporated herein by reference. All such purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

Barington Companies Equity Partners, L.P. acquired the shares of Common Stock over which they exercise beneficial ownership for portfolio management purposes. Mr. Mitartonda is also individually the beneficial owner of 44,511 shares of Common Stock granted to him under The Eastern Company's Directors Fee Program. Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act. Notwithstanding the foregoing, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Reporting Persons, the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(c) of the Statement are hereby amended and restated as follows:

As of the close of business on March 16, 2026, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 642,342 shares of Common Stock, representing approximately 10.63% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 642,342 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the investment adviser of Barington Companies Equity Partners, L.P., Barington Companies Management, LLC may be deemed to beneficially own the 642,342 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the majority member of Barington Companies Investors, LLC and Barington Companies Management, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 642,342 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 642,342 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 642,342 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 642,342 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitartonda is also individually the beneficial owner of 44,511 shares of Common Stock granted to him under The Eastern Company's Directors Fee Program, which, together with the shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., represents approximately 11.36% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 642,342 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 44,511 shares of Common Stock granted to him under The Eastern Company's Directors Fee Program.
Number of shares as to which each person has sole or shared power to vote or dispose: Information concerning all transactions in shares of Common Stock effected during the past sixty days by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Capital Group, L.P., LNA Capital Corp., and James A. Mitarotonda is set forth in the Schedule I attached hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 6 of the Statement is hereby amended and supplemented as follows: The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule I annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the past sixty days of this filing.

## Signatures
- Barington Companies Equity Partners, L.P.: Barington Companies Investors, LLC, its general partner /s/ James A. Mitarotonda, James A. Mitarotonda Managing Member (03/18/2026)
- Barington Companies Investors, LLC: /s/ James A. Mitarotonda, James A. Mitarotonda Managing Member (03/18/2026)
- Barington Companies Management, LLC: /s/ James A. Mitarotonda, James A. Mitarotonda Managing Member (03/18/2026)
- Barington Capital Group, L.P.: LNA Capital Corp., its general partner /s/ James A. Mitarotonda, James A. Mitarotonda President and CEO (03/18/2026)
- LNA Capital Corp.: /s/ James A. Mitarotonda, James A. Mitarotonda President and CEO (03/18/2026)
- James A. Mitarotonda: /s/ James A. Mitarotonda, James A. Mitarotonda (03/18/2026)